July 9, 2019

Mark M. Manno
Interim Co-CEO, CAO and CLO
Contura Energy, Inc.
340 Martin Luther King Jr. Blvd
Bristol, TN 37620

C. Andrew Eidson
Interim Co-CEO and CFO
Contura Energy, Inc.
340 Martin Luther King Jr. Blvd
Bristol, TN 37620

       Re: Contura Energy, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 001-38735

Dear Mr. Manno:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining